

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

Via E-mail

Robert A. Bruggeworth
Chief Executive Officer
Rocky Holding, Inc.
c/o RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, NC 27409-9421

> **Re: Rocky Holding, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 21, 2014**
> **File No. 333-195236**

Dear Mr. Bruggeworth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Letters to the Stockholders of RF Micro Devices, Inc. and TriQuint Semiconductor, Inc.

1.   Your response to prior comment 1 indicates that the actual relative ownership percentages could vary by up to 5%. Accordingly, please amend your letter to stockholders and your prospectus disclosure at the top of page 3 and elsewhere as appropriate to clarify the maximum and minimum percentages that each set of shareholders could hold immediately following the merger. Please also revise your disclosures on page 3 and elsewhere, as appropriate, to reflect the impact of the potential 5% ownership interest variance on the $9.73 per share and $5.81 per share estimates. Please also confirm that your disclosures on page 3 concerning the per share merger consideration for both sets of shareholders as of the latest practicable date before printing will be based on the number of shares outstanding as of that same date.

What is the proposed transaction on which I am being asked to vote?, page 1

2.   We note your response to prior comment 2. While we continue to consider your response, please submit additional analysis regarding the following points:

- Authorized shares. Under its proposed charter, Rocky Holding would have 80% of its authorized common shares available for future issuance, whereas TriQuint has only 67% available and RFMD has only 40% available. Given these differentials, please tell us how you concluded that this increase is immaterial from a shareholder rights perspective. Your current analysis simply notes that all three have substantial amounts available for issuance, without discussing the differentials between them, which appear to be substantial.

- Election of Directors – TriQuint. Please elaborate on how you determined that shareholder rights are not substantively affected by the elimination of shareholder approval rights with respect to a majority voting standard for the election of directors. A belief that "boards of directors would not amend, without stockholder approval, majority voting provisions previously expressly adopted" does not demonstrate that shareholder rights are not being substantively affected by the proposal.

- Amendment to Bylaws. Please address the two restrictions on bylaws that fix a greater quorum or voting requirement for the board of directors. These restrictions currently appear in Article 9, Section 5 of the RFMD bylaws and do not appear to be replicated in the proposed Rocky Holding organizational documents.

Selected Consolidated Historical Financial Data of RFMD and TriQuint, pages 25 and 27

3.   We note that you have not updated the selected consolidated historical financial data for RFMD or TriQuint. Please update this information in the next amendment. Refer to the guidance in Rule 3-12 of Regulation S-X.

RFMD and TriQuint Unaudited Pro Forma Condensed Combined Financial Statements, page 41

4.   We note that on May 21, 2014, RFMD filed its Form 10-K for the fiscal year ended March 29, 2014. Further, TriQuint filed its Form 10-Q for the quarter ended March 29, 2014 on May 2, 2014. To date the merger transaction between RFMD and TriQuint has not been consummated. Consequently, please update and revise the unaudited pro forma condensed combined balance sheet and statement of operations to reflect the most current reporting periods from both entities' financial statements. Please refer to Rule 11-02(c)(1) and (2)(i) of Regulation S-X.

Note 5. Reclassification Adjustments, page 51

5.   We note your response to prior comment 6 and the revisions made to provide additional detail about the nature of the reclassifications. Although we note why the reclassification adjustments were made, there was no explanation given on how you determined the amounts reclassified to each of the 3 operating expense accounts (i.e., general and administrative, marketing and selling, and other operating expense (income)) from

TriQuint's selling, general and administrative expense line item. Please tell us your basis for allocating the amounts in the reclassifications.

Background of the Mergers, page 69

6.   We note your response to prior comment 12 but do not understand your basis for concluding that the comparative valuations, "financial analyses" and "valuation outcomes" that you reference fall outside the scope of a "report, opinion or appraisal." Each discussion with or presentation by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your disclosure to include summaries of the discussions with Goldman Sachs that took place on the following dates: (i) November 6-7; (ii) November 19; (iii) December 10; (iv) December 13; (v) December 15; (vi) February 12 and (vii) February 21. Please also revise your disclosure to include a summary of the presentation by BofA Merrill Lynch on November 14.

Opinion of Financial Advisor to TriQuint, page 90

7.   We note your response to prior comment 26 and your revised disclosures explaining why each analysis was undertaken. Please further revise your discussion of each financial analysis to summarize how the proposed merger consideration compares to the values presented in the tables. For instance, is the merger consideration received by the applicable set of shareholders within the range of values or multiples presented? Is the consideration outside the range? How does the merger consideration compare to the median values presented in the tables?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via email): Roy Tucker, Esq. – Perkins Coie LLP